November 6,  2012

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: WTTJ Corp. Amendment No. 1 to Form 10-K

for the Fiscal Year Ended December 31, 2011

Filed September 21, 2012 File No. 000-54082

Dear Mr. Shuman:

I am in receipt of your letter dated November 6, 2012.

In subsequent filings, we will delete any references to the statutory safe harbor of the Private Securities Litigation Reform Act.

Thank you for your assistance with your disclosure.

Sincerely.

WTTJ Corp.

s/peter klamka

Peter Klamka